Exhibit 12.01

FX Energy, Inc.

Ratio of Earnings to Fixed Charges

	Q1
	2009	2008	2007	2006	2005	2004
Earnings (000's)	$ (24,239)	$ (54,032)	$ (11,306)	$ (13,767)	$ (11,423)	$ (12,620)
Fixed Charges (Interest)(000's)	$ (165)	$ (672)	$ (385)	$ -	$ -	$ -

Ratio	(146.90)	(80.40)	(29.37)	NA	NA	NA